Exhibit 10.2

TAX MATTERS AGREEMENT

by and between

QUESTAR CORPORATION

and

QEP RESOURCES, INC.

Dated as of June 14, 2010

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), is made and entered into as of June 14, 2010, by and between QUESTAR CORPORATION, a Utah corporation (“Questar”), and QEP RESOURCES, INC., a Delaware corporation (“QEP”). All capitalized terms not otherwise defined shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Questar and certain of its subsidiaries have joined in filing consolidated federal Income Tax Returns and certain consolidated, combined or unitary state or local Income Tax Returns;

WHEREAS, Questar and QEP have entered into that certain Separation and Distribution Agreement, dated as of the date hereof (the “Separation Agreement”), pursuant to which, among other things, QEP will distribute all of the outstanding common stock of Wexpro Company (“Wexpro”) to Questar in a transaction intended to qualify for tax-free treatment under Code Section 355, Questar will contribute up to $250 million to the capital of QEP and Questar will distribute all of the outstanding common stock in QEP to Questar’s stockholders in a transaction intended to qualify for tax-free treatment under Code Sections 368(a)(1)(D) and 355 (collectively, the “Spin-off Transactions”);

WHEREAS, pursuant to the Spin-off Transactions, QEP and its subsidiaries (other than Wexpro) will leave the Pre-Spin Group (as defined below); and

WHEREAS, the parties hereto, on behalf of themselves and their Affiliates, wish to provide for (i) the allocation of, and indemnification against, certain liabilities for Taxes, (ii) the preparation and filing of Tax Returns and the payment of Taxes with respect thereto and (iii) certain related matters.

NOW THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, the parties agree as follows:

ARTICLE I.

DEFINITIONS

When used herein the following terms shall have the following meanings:

“Affiliate” means, with respect to any entity (the “given entity”), each entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the given entity. For purposes of this definition, “control” means (a) the possession, directly or indirectly, of 50% or more of the voting power or value of outstanding equity interests or (b) the power to direct or cause the direction of management and policies of such entity, whether through ownership of securities, partnership or other ownership interests, by contract or otherwise.

“Affiliated Group” means, with respect to a Tax Period, (a) an affiliated group of corporations within the meaning of Code Section 1504(a) or, for purposes of any state or local Tax matters, any consolidated, combined, unitary or similar group of corporations within the meaning of any similar provisions of Tax law for the jurisdiction in question, and (b) for purposes of any federal, state or local Income Tax matters, any entity owned by a corporation described in clause (a) that is disregarded as separate from its owner for such purposes.

“Audit” means any audit, assessment of Taxes, other examination by any Taxing Authority, proceeding or appeal of such a proceeding relating to Taxes, whether judicial or administrative.

“Business” means (a) with respect to Questar and the Questar Group, the utility business described in the Ruling Request and (b) with respect to QEP and the QEP Group, the energy exploration and production business described in the Ruling Request.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto, as in effect for the Tax Period in question.

“Current Allocation Methodology” means the allocation methodology that is set forth in Exhibit A, as applied to Section 2.3(a) Tax Returns.

“Distribution Date” means the date on which the Spin-off Transactions are effected by Questar.

“Final Determination” means (i) a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (ii) a closing agreement or accepted offer in compromise under Code Sections 7121 or 7122, or comparable agreements under the laws of other jurisdictions; (iii) any other final settlement with the IRS or other Taxing Authority (including the execution of IRS Form 870-AD, or a comparable form under the laws of other jurisdictions, but excluding any such form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Taxing Authority to assert a further deficiency); (iv) the expiration of an applicable statute of limitations; or (v) the allowance of a refund or credit, but only after the expiration of all periods during which such refund or credit may be recovered (including by way of offset).

“Income Tax” means any and all Taxes based upon or measured by net income (regardless of whether denominated as an “income tax,” a “franchise tax” or otherwise).

“Income Tax Return” means a Tax Return relating to an Income Tax.

“IRS” means the Internal Revenue Service or any successor thereto.

“IRS Ruling” means the letter ruling issued by the IRS on April 28, 2010, as supplemented by the letter ruling issued by the IRS on June 8, 2010, in response to the Ruling Request.

“Latham Opinion” means the opinion of Latham & Watkins LLP with respect to certain matters relating to qualification of the Spin-off Transactions under Code Section 355.

“Opinion Representation Letters” means the representation letters executed by officers of Questar and QEP and delivered in connection with the Latham Opinion.

“Overdue Rate” means a variable rate of interest per annum equal to the Federal short-term rate as established from time to time pursuant to Code Section 1274(d).

“Post-Distribution Tax Period” means a Tax Period that begins after the Distribution Date.

“Pre-Distribution Tax Period” means a Tax Period that ends on or before the Distribution Date.

“Pre-Spin Group” means Questar and each entity that would be a member of an Affiliated Group with respect to which Questar would be the common parent for any Pre-Distribution Tax Period. For purposes of this Agreement, the Pre-Spin Group shall terminate at the end of the day on the Distribution Date.

“Pre-Spin Member” means any entity that was a member of the Pre-Spin Group.

“QEP” has the meaning set forth in the preamble to this Agreement.

“QEP Group” means QEP and each entity that was a Pre-Spin Member and would be a member of an Affiliated Group with respect to which QEP would be the common parent for any Post-Distribution Tax Period. For purposes of this Agreement, the QEP Group shall exist from and after the beginning of the day immediately after the Distribution Date.

“QEP Member” means any entity that would be a member of the QEP Group.

“Questar” has the meaning set forth in the preamble to this Agreement.

“Questar Group” means Questar and each entity that was a Pre-Spin Member and would be a member of an Affiliated Group with respect to which Questar would be the common parent for any Post-Distribution Tax Period. For purposes of this Agreement, the Questar Group shall exist from and after the beginning of the day immediately after the Distribution Date.

“Questar Member” means any entity that would be a member of the Questar Group.

“Representative” means, with respect to any person or entity, any of such person’s or entity’s directors, officers, employees, agents, consultants, accountants, attorneys and other advisors.

“Responsible Party” means the party responsible for the preparation and filing of a Tax Return.

“Ruling Request” means the private letter ruling request filed by Questar with the IRS on February 19, 2010, as supplemented and amended from time to time, including the supplemental private letter ruling request filed by Questar with the IRS on May 31, 2010, with respect to certain federal Income Tax matters relating to the Spin-off Transactions and other related matters.

“Section 2.3(a) Tax Return” has the meaning set forth in Section 2.3(a).

“Section 355(e) Tax” shall mean any Taxes imposed on the Pre-Spin Group resulting from a Final Determination that Section 355(e) of the Code is applicable to the Spin-Off Transactions because the Spin-Off Transactions were part of a plan or series of related transactions pursuant to which one or more persons acquired directly or indirectly stock of Questar, Wexpro or QEP representing a “50-percent or greater interest” within the meaning of Section 355(e).

“Separate Affiliated Group” means, with respect to any corporation, such corporation’s separate affiliated group as defined by Section 355(b)(3) of the Code and the regulations promulgated thereunder.

“Separation Agreement” has the meaning set forth in the Recitals.

“Spin-off Transactions” has the meaning set forth in the Recitals.

“Straddle Period” means a Tax Period that begins on or before and ends after the Distribution Date.

“Tax” means any federal, state, foreign or local income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Taxing Authority” means the IRS or any other governmental authority responsible for the administration of any Tax.

“Tax Period” means any period prescribed by law or any Taxing Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Practices” means the policies, procedures and practices customarily and consistently employed by the Pre-Spin Group in the preparation and filing of, and positions taken on, any Tax Returns of the Pre-Spin Group or any Pre-Spin Member for any Pre-Distribution Tax Period.

“Tax Refund” means any refund of Taxes, whether by payment, credit, offset, reduction in Tax or otherwise, plus any interest or other amounts received or payable with respect to such refund.

“Tax Return” means any return (including any information return), report, statement, declaration, notice, form, election, estimated Tax filing, claim for refund or other filing (including any amendments thereof and attachments thereto) required to be filed with or submitted to any Taxing Authority with respect any Tax.

“Tax Treatment” has the meaning set forth in Section 3.3(a).

ARTICLE II.

FILING OF TAX RETURNS AND PAYMENT OF TAXES

Section 2.1 Preparation and Filing of Tax Returns.

(a)	Subject to Section 2.3, Questar shall prepare (or caused to be prepared) and timely file:

(i)	all Tax Returns of the Pre-Spin Group or any Pre-Spin Member for any Pre-Distribution Tax Period other than Tax Returns described in Section 2.1(b)(i);

(ii)	all Tax Returns of the Pre-Spin Group or any Pre-Spin Member for any Straddle Period other than Tax Returns described in Section 2.1(b)(ii); and

(iii)	all Tax Returns of the Questar Group or any Questar Member for all Post-Distribution Tax Periods.

(b)	Subject to Section 2.3, QEP shall prepare (or caused to be prepared) and timely file:

(i)	all Tax Returns for any Pre-Distribution Tax Period that are filed after the Distribution Date that relate solely to the QEP Group or any QEP Member;

(ii)	all Tax Returns for any Straddle Period that relate solely to the QEP Group or any QEP Member; and

(iii)	all Tax Returns of the QEP Group or any QEP Member for all Post-Distribution Tax Periods.

Section 2.2 Provision of Filing Information. Each party shall cooperate with the Responsible Party in the preparation and filing of all Tax Returns relating to Pre-Distribution Tax Periods and Straddle Periods, including by providing the Responsible Party with (a) all necessary filing information in a manner consistent with past Tax Practices, (b) all other information reasonably requested in connection with the preparation of such Tax Returns, including permission to copy any applicable documents, and (c) such other assistance reasonably necessary or requested for the filing of such Tax Returns.

Section 2.3 Advance Review of Tax Returns.

(a)	At least fifteen (15) days, or such other reasonable time as mutually agreed to by both parties, prior to the filing of any federal Income Tax Return for a Pre-Distribution Tax Period or Straddle Period that includes a QEP Member and any other Tax Return pursuant to Section 2.1(a)(i) or Section 2.1(a)(ii) that includes a QEP Member (collectively, a “Section 2.3(a) Tax Return”), Questar shall provide QEP with the portion of such Tax Return that relates to the QEP Member.

(b)	QEP and its Representatives shall have the right to review all related work papers prior to Questar’s filing of a Section 2.3(a) Tax Return. Questar shall consult with QEP and its Representatives regarding its comments with respect to such Tax Returns and shall in good faith consult with such party in an effort to resolve any differences with respect to (i) the preparation and accuracy of such Tax Returns and their consistency with past Tax Practices and (ii) the recommendations of QEP and its Representatives for alternative positions with respect to items reflected on such Tax Returns; provided, however, that Questar shall not be obligated to consider any recommendation the result of which would materially adversely affect the Taxes of its Affiliated Group (or any member thereof) for any Straddle Period or Post-Distribution Tax Period, and Questar may condition the acceptance of any such recommendation upon the receipt of appropriate indemnification from QEP for any increases in Taxes that may result from the adoption of the relevant alternative position.

Section 2.4 Consistent Positions on Tax Returns. The Responsible Party shall prepare all Tax Returns (a) for all Pre-Distribution Tax Periods and Straddle Periods in a manner consistent with past Tax Practices and (b) in a manner consistent with the IRS Ruling, the Ruling Request and the Latham Opinion, except in either case as otherwise required by changes in applicable law or material underlying facts or as consented by the parties hereto in writing, which consent shall not be unreasonably withheld.

Section 2.5 Taxable Year. The parties agree that, to the extent permitted by applicable law, (a) the Tax Period with respect to federal Income Taxes of the QEP Members included in the consolidated federal Income Tax Return of the Questar Group for the Tax Period that includes the Distribution Date (and all corresponding consolidated, combined, unitary or similar state or local Income Tax Returns of the Questar Group) shall end as of the end of the day on the Distribution Date and (b) the QEP Group and each QEP Member shall begin a new taxable year for purposes of such federal, state or local Income Taxes as of the beginning of the day after the Distribution Date. The parties further agree that, to the extent permitted by applicable law, all federal, state and local Tax Returns shall be filed consistently with this position.

Section 2.6 Straddle Period Taxes. For purposes of this Agreement, Taxes attributable to Straddle Periods shall be allocated between the portion of the Straddle Period ending on the Distribution Date and the portion of the Straddle Period beginning after the Distribution Date, as follows:

(a)	Income Taxes shall be allocated on the basis of the actual operations and taxable income for each such period, determined by closing the books of the Pre-Spin Group at the end of the day on the Distribution Date; and

(b)	Non-Income Taxes shall be allocated by multiplying the amount of such Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of days during the applicable portion of the Straddle Period and the denominator of which is the total number of days in the Straddle Period.

Section 2.7 Payment of Taxes.

(a)	Questar shall be liable for and shall pay all Taxes due and payable (including additional Taxes imposed as a result of a Final Determination) with respect to Tax Returns filed by Questar pursuant to Section 2.1(a), provided, however, Questar and QEP shall apportion and allocate the liability with respect to any Section 2.3(a) Tax Returns in accordance with the Current Allocation Methodology.

(b)	QEP shall be liable for and shall pay all Taxes due and payable (including additional Taxes imposed as a result of a Final Determination) with respect to Tax Returns filed by QEP pursuant to Section 2.1(b).

(c)	QEP or Questar, as applicable, shall pay to the other party the amount required to be paid pursuant to Section 2.7(a) under the Current Allocation Methodology within thirty (30) days after written demand is made by such other party; provided, any such amount shall not be payable earlier than five (5) business days before the date on which the applicable Taxes are required to be paid to the Taxing Authority.

Section 2.8 Amended Returns. Notwithstanding anything to the contrary in this Agreement, no party may file any amendment to a Section 2.3(a) Tax Return without the other party’s consent, which consent shall not be unreasonably withheld.

Section 2.9 Refunds of Taxes. Questar shall apportion and allocate any Tax Refund realized as a result of a Final Determination with respect to any Tax Return filed pursuant to Section 2.1(a)(i) and Section 2.1(a)(ii) in the same proportion as the liability for the Taxes with respect to such Tax Return were apportioned and allocated pursuant to the Current Allocation Methodology. Any Tax Refund realized as a result of a Final Determination with respect to any Tax Return filed pursuant to Section 2.1(a)(iii) and Section 2.1(b) shall be for the benefit of the Responsible Party. If Questar or QEP, as applicable receives a Tax Refund with respect to which the other party is entitled all or an allocable portion pursuant to this Section 2.9, Questar or QEP, as applicable shall pay such amount to such other party in accordance with Section 4.1.

Section 2.10 Tax Elections. Nothing in this Agreement is intended to change or otherwise affect any previous tax election made by or on behalf of the Pre-Spin Group (including the election with respect to the calculation of earnings and profits under Code Section 1552 and the regulations thereunder). Questar, as common parent of the Questar Group, shall continue to have discretion, reasonably exercised, to make any and all elections with respect to all members of the Pre-Spin Group for all Tax Periods for which it is obligated to file Tax Returns under Section 2.1(a). QEP, as common parent of the QEP Group, shall have sole discretion to make any and all elections with respect to all members of the QEP Group for all Tax Periods for which it is obligated to file Tax Returns under Section 2.1(b).

ARTICLE III.

INDEMNIFICATION

Section 3.1 By Questar. Subject to Section 3.3, Questar shall indemnify and hold QEP and each QEP Member harmless against:

(a)	any and all Taxes for which Questar is liable pursuant to Section 2.7(a) and Section 2.7(c); and

(b)	any and all increases in the liability for Taxes of the QEP Group as a result of a member of the Questar Group’s material inaccuracies in, or failure to timely provide, such information and assistance specified in Section 2.2.

Section 3.2 By QEP. Subject to Section 3.3, QEP shall indemnify and hold Questar and each Questar Member harmless against:

(a)	any and all Taxes for which QEP is liable pursuant to Section 2.7(b) and Section 2.7(c); and

(b)	any and all increases in the liability for Taxes of the Questar Group as a result of a member of the QEP Group’s material inaccuracies in, or failure to timely provide, such information and assistance specified in Section 2.2.

Section 3.3 Tax Treatment of Spin-off Transactions.

(a)	The parties expressly agree for all purposes to treat the Spin-off Transactions as a tax-free distribution under Code Sections 368(a)(1)(D) and 355 in accordance with the IRS Ruling and the Latham Opinion (the “Tax Treatment”). Each party hereto also expressly agrees to (i) comply with the representations made in the IRS Ruling, the Ruling Request and in the Opinion Representation Letters, (ii) not take any action (unless otherwise required by law) that is inconsistent with the Tax Treatment, and (iii) take any and all reasonable actions to support and defend the Tax Treatment. Without limiting the generality of the foregoing, Questar and QEP further represent, agree and covenant as follows:

(i)	The representations and information contained in the Ruling Request and Opinion Representation Letters, insofar as they concern or relate to such party or its Affiliates, are true, correct and complete in all material respects.

(ii)	From and after the Distribution Date until the second anniversary thereof, such party shall continue to conduct its Business directly or indirectly through its Separate Affiliated Group.

(iii)	From and after the Distribution Date until the second anniversary thereof, such party shall not take any of the following actions unless prior to taking any such action, it obtains and provides to the other party, a ruling from the IRS or a written opinion from a nationally recognized law firm with expertise in these matters, in form and substance reasonably acceptable to the other party, that such transaction, and any transaction or transactions related thereto, will not affect the qualification of the Spin-off Transactions under Code Section 355 and will not cause Code Section 355(e) to apply:

(A)	enter into (or, to the extent such party has the right to prohibit such action, permit) any transaction or series of transactions (or any agreement, understanding, arrangement or substantial negotiations, within the meaning of Code Section 355(e) and Treasury Regulation Section 1.355-7, to enter into a transaction or series of transactions), as a result of which any person or group of related persons would (directly or indirectly) acquire or have the right to acquire from Questar, Wexpro or QEP, as applicable, or one or more holders of its stock, a number of shares of its stock that, together with any shares issued in an equity offering described in clause (B) below, would comprise 40% or more of (1) the value of all outstanding shares of stock of Questar, Wexpro or QEP, as applicable, as of the date of such transaction or (2) the total combined voting power of all outstanding shares of stock of Questar, Wexpro or QEP, as applicable, as of the date of such transaction, or, with respect to either (1) or (2), in the case of a series of transactions, the date of the last transaction of such series; or

(B)	issue equity of QEP, Wexpro or Questar in an offering in excess, in the aggregate, together with any shares acquired in a transaction described in clause (A) above, of 40% of (1) the value of all outstanding shares of stock of Questar, Wexpro or QEP, as applicable, as of the date of such transaction or (2) the total combined voting power of all outstanding shares of stock of Questar, Wexpro or QEP, as applicable, as of the date of such transaction, or, with respect to either (1) or (2), in the case of a series of transactions, as of the date of the last transaction of such series.

(b)	Notwithstanding anything to the contrary in Section 2.7, Section 3.1, Section 3.2 or Section 6.2(c):

(i)

If there is a Final Determination that results in the disallowance, in whole or in part, of the Tax Treatment (other than (x) a disallowance which is addressed by Section 3.3(b)(ii) or (y) the Section 355(e) Tax which is addressed by Section 3.3(b)(iii)), then any liability for Taxes of the Pre-Spin Group as a result of such disallowance shall be divided between Questar and QEP in proportion to their respective fair market values as of the

Distribution Date, as determined based on the ratio of the closing stock price of Questar Ex-dividend in the “when issued” market divided by Questar’s closing stock price in the regular-way trading market on the Distribution Date as the proportionate share attributable to Questar. Questar shall be liable for, and shall indemnify QEP and each QEP Member against, any liability for which Questar is responsible pursuant to the preceding sentence, and QEP shall be liable for, and shall indemnify Questar and each Questar Member against, any liability for which QEP is responsible pursuant to the preceding sentence.

(ii) (A)	If there is a Final Determination that results in the disallowance, in whole or in part, of the Tax Treatment (other than the Section 355(e) Tax, which is addressed by Section 3.3(b)(iii)), and Questar or any Questar Member (and neither QEP nor any QEP Member) has taken any action after the Distribution Date which action results in such disallowance, then Questar shall be liable for, and shall indemnify QEP and each QEP Member against, any Taxes of the Pre-Spin Group as a result of such disallowance.

(B)	If there is a Final Determination that results in the disallowance, in whole or in part, of the Tax Treatment (other than the Section 355(e) Tax, which is addressed by Section 3.3(b)(iii)), and QEP or any QEP Member (and neither Questar nor any Questar Member) has taken any action after the Distribution Date which action results in such disallowance, then QEP shall be liable for, and shall indemnify Questar and each other Questar Member against, any Taxes of the Pre-Spin Group as a result of such disallowance.

(iii) (A)	If there is a Final Determination that Section 355(e) of the Code is applicable to the Spin-Off Transactions solely because the Spin-Off Transactions were part of a plan or series of related transactions pursuant to which one or more persons acquired directly or indirectly stock of Questar or Wexpro representing a “50-percent or greater interest” within the meaning of Section 355(e), then Questar shall be liable for, and shall indemnify QEP and each QEP Member against, the Section 355(e) Tax; and

(B)	If there is a Final Determination that Section 355(e) of the Code is applicable to the Spin-Off Transactions solely because the Spin-Off Transactions were part of a plan or series of related transactions pursuant to which one or more persons acquired directly or indirectly QEP stock representing a “50-percent or greater interest” within the meaning of Section 355(e), then QEP shall pay and be liable for, and shall indemnify Questar and each Questar Member against, the Section 355(e) Tax.

(iv)	Any such claim for indemnification to effectuate this Section 3.3(b) shall otherwise be governed in the manner specified under this Article III, but shall not affect in any manner the provisions of Article V and Article VI (excepted as set forth in Section 6.2(a)) with respect to cooperation and control of Audits.

Section 3.4 Certain Reimbursements. Each party shall notify the other party of any Taxes paid by it or any member of its Affiliated Group that are subject to indemnification under this Article III. Any notification pursuant to this Section 3.4 shall include a detailed calculation (including, if applicable, separate allocations of such Taxes between the parties and supporting work papers) and a brief explanation of the basis for indemnification hereunder. Whenever such a notification is given, the indemnifying party shall pay the amount requested in such notice to the indemnified party in accordance with Article IV, but only to the extent the indemnifying party agrees with such request. To the extent the indemnifying party disagrees with such request, it shall so notify the indemnified party within thirty (30) days of receipt of such notice, whereupon the parties shall use their best efforts to resolve any such disagreement. Any indemnification payment made after such thirty (30) day period shall include interest at the Overdue Rate from the date of receipt of the original indemnification notice.

Section 3.5 Adjustments. The parties agree to cooperate in good faith, without bias to any Questar Member or QEP Member, to make appropriate adjustments to accomplish the objectives of this Article III.

ARTICLE IV.

METHOD AND TIMING OF

PAYMENTS REQUIRED BY THIS AGREEMENT

Section 4.1 Payment in Immediately Available Funds; Interest. All payments made pursuant to this Agreement shall be made in immediately available funds. Except as otherwise provided in the Agreement, all payments shall be made within thirty (30) days of receipt of request therefor. Except as otherwise provided in the Agreement, any payment not made within thirty (30) days of receipt shall thereafter bear interest at the Overdue Rate.

Section 4.2 Characterization of Payments. Any payment (other than interest thereon) made hereunder by Questar to QEP, or by QEP to Questar, shall be treated by all parties for all Tax purposes to the extent permitted by law as a non-taxable distribution or capital contribution made prior to the end of the day on the Distribution Date, except to the extent that Questar and QEP treat a payment as the settlement of an intercompany liability (including, without limitation, the settlement of an intercompany liability with respect to the sharing of Tax liabilities pursuant to the Current Allocation Methodology).

ARTICLE V.

COOPERATION; DOCUMENT RETENTION; CONFIDENTIALITY

Section 5.1 Provision of Cooperation, Documents and Other Information. Upon the reasonable request of any party to this Agreement, Questar or QEP, as applicable, shall promptly provide (and shall cause the members of its Affiliated Group to promptly provide) the requesting party with such cooperation and assistance, documents, and other information as may be necessary or reasonably helpful in connection with (a) the preparation and filing of any Tax Return, (b) the conduct of any Audit involving to any extent Taxes or Tax Returns within the scope of this Agreement or (c) the verification by a party of an amount payable to or receivable from another party. Such cooperation and assistance shall include, without limitation, (i) the provision of books, records, Tax Returns, documentation or other information relating to any relevant Tax Return, (ii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or in connection with any Audit, including, without limitation, the execution of powers of attorney and extensions of applicable statutes of limitations with respect to Tax Returns which Questar may be obligated to file on behalf of QEP Members pursuant to Section 2.1, (iii) the prompt and timely filing of appropriate claims for refund, and (iv) the use of reasonable best efforts to obtain any documentation from a governmental authority or a third party that may be necessary or reasonably helpful in connection with the foregoing. Each party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.

Section 5.2 Retention of Books and Records. Each party to this Agreement shall retain or cause to be retained (and shall cause each member of their respective Affiliated Groups to retain) all Tax Returns and all books, records, schedules, work papers, and other documents relating thereto, until the later of (a) the date seven (7) years from the close of the applicable Tax Period, (b) the expiration of all applicable statutes of limitations (including any waivers or extensions thereof) and (c) the expiration of any retention period required by law (e.g., depreciation or inventory records) or pursuant to any record retention agreement. The parties hereto shall notify each other in writing of any waivers, extensions or expirations of applicable statutes of limitations.

Section 5.3 Confidentiality of Documents and Information. Except as required by law or with the prior written consent of the other party, all Tax Returns, documents, schedules, work papers and similar items and all information contained therein that are within the scope of this Agreement shall be kept confidential by the parties hereto and their Representatives, shall not be disclosed to any other person and shall be used only for the purposes provided herein.

ARTICLE VI.

AUDITS

Section 6.1 Notification and Status of Audits or Disputes. Upon the receipt by any party to this Agreement (or any member of its Affiliated Group) of notice of any pending or threatened Audit pertaining to Taxes subject to indemnification under this Agreement, such party shall promptly notify the other party in writing of the receipt of such notice. Each party to this Agreement shall use reasonable best efforts to keep the other party advised as to the status of any Audits pertaining to Taxes subject to indemnification under this Agreement. To the extent relating to any such Tax, each party hereto shall promptly furnish the other party with copies of any inquiries or requests for information from any Taxing Authority or any other administrative, judicial or other governmental authority, as well as copies of any revenue agent’s report or similar report, notice of proposed adjustment or notice of deficiency.

Section 6.2 Control and Settlement.

(a)	Questar shall have the right to control, and to represent the interests of all affected taxpayers in, any Audit relating, in whole or in part, to any Tax Return filed pursuant to Section 2.1(a)(i) and Section 2.1(a)(ii) and to employ counsel of its choice at its expense; provided, however, that with respect to any issue arising on an Audit of a Section 2.3(a) Tax Return that may have a material adverse affect on QEP or any QEP Member (including as a result of QEP’s indemnification obligations pursuant to Sections 3.3(b)(i), 3.3(b)(ii)(B) and 3.3 (b)(iii)(B)), (i) Questar and QEP shall jointly control the conduct and resolution of such issue, and in no event shall either Questar or QEP settle or otherwise resolve any such issue without the written consent of the other, which shall not be unreasonably withheld; (ii) QEP shall provide Questar a written response to any notification by Questar of a proposed settlement within ten (10) days of its receipt of such notification; and (iii) if QEP fails to respond within such ten (10) day period, it shall be deemed to have consented to the proposed settlement. Each of Questar and QEP shall bear its own costs incurred in participating in any proceeding relating to any Audit under this Section 6.2(a).

(b)	QEP shall have the right to control, and to represent the interests of all affected taxpayers in, any Audit relating, in whole or in part, to any Tax Return filed pursuant to Section 2.1(b)(i) and Section 2.1(b)(ii) and to employ counsel of its choice at its expense.

(c)	The payment of any Taxes as a result of a Final Determination with respect to an Audit, as well as any payments between Questar and QEP with respect to such Taxes to the extent such Audit relates to a Section 2.3(a) Tax Return and the Current Allocation Methodology applies, shall be governed by Section 2.7.

Section 6.3 Delivery of Powers of Attorney and Other Documents. Questar and QEP shall execute and deliver to the other party, promptly upon request, powers of attorney authorizing such other party to extend statutes of limitations, receive refunds, negotiate settlements and take such other actions that Questar or QEP, as applicable, reasonably considers to be appropriate in exercising its control rights pursuant to Section 6.2, and any other documents reasonably necessary thereto to effect the exercise of such control rights.

ARTICLE VII.

MISCELLANEOUS

Section 7.1 Effectiveness. This Agreement shall be effective from and after the Distribution Date and shall survive until the expiration of any applicable statute of limitations.

Section 7.2 Entire Agreement. This Agreement, together with all documents and instruments referred to herein and therein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede and terminate all prior agreements and understandings, both written and oral.

Section 7.3 Guarantees of Performance. Each party hereby guarantees the complete and prompt performance by the members of its Affiliated Groups of all of their obligations and undertakings pursuant to this Agreement. If, subsequent to the consummation of the Spin-off Transactions, either Questar or QEP shall be acquired by another entity (the “acquirer”) such that 50% or more of the acquired corporation’s common stock is held by the acquirer and its Affiliates, the acquirer shall, by making such acquisition, simultaneously agree to jointly and severally guarantee the complete and prompt performance by the acquired corporation and any Affiliate of the acquired corporation of all of their obligations and undertakings pursuant to this Agreement and the acquired corporation shall cause such acquirer to enter into an agreement reflecting such guarantee.

Section 7.4 Severability. In the event any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions hereof without including any of such which may hereafter be declared invalid, void or unenforceable. In the event that any such term, provision, covenant or restriction is hereafter held to be invalid, void or unenforceable, the parties hereto agree to use their best efforts to find and employ an alternate means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.

Section 7.5 Waiver. Neither the failure nor any delay on the part of any party to exercise any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise of the same or any other right, nor shall any waiver of any right with respect to any occurrence be construed as a waiver of such right with respect to any other occurrence.

Section 7.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Utah without regard to any applicable conflicts of law principles, except with respect to matters of law concerning the internal corporate or other organizational affairs of any entity which is a party to or subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

Section 7.7 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be duly given when delivered in person, by facsimile (with a confirmed receipt thereof), by messenger or courier service, or by registered or certified mail (postage prepaid, return receipt requested), at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Questar, to:

Questar Corporation

180 East 100 South

Salt Lake City, Utah 84111

Attention: General Counsel

Facsimile: (801) 324-5483

If to QEP, to:

QEP Resources, Inc.

1050 Seventeenth Street

Suite 500

Denver, Colorado 80202

Attention: General Counsel

Facsimile: (303) 573-0314

Section 7.8 Amendments. This Agreement may be amended at any time only by written agreement executed and delivered by duly authorized officers of Questar and QEP.

Section 7.9 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party hereto (by operation of law or otherwise), without the prior written consent of the other party. All provisions of the Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 7.10 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties to this Agreement and their respective Affiliates and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without this Agreement.

Section 7.11 Headings; References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Article”, “Sections” or “Exhibits” shall be deemed to be references to Articles or Sections hereof or Exhibits hereto unless otherwise indicated.

Section 7.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, and all such counterparts shall together constitute one and the same instrument.

Section 7.13 Predecessors and Successors. To the extent necessary to give effect to the purposes of this Agreement, any reference to any corporation or other entity shall also include any predecessors or successors thereto, by operation of law or otherwise.

Section 7.14 Specific Performance. The parties hereto acknowledge and agree that irreparable damages will result if this Agreement is not performed in accordance with its terms,

and each party agrees that any damages available at law for a breach of this Agreement would not be an adequate remedy. Therefore, to the full extent permitted by applicable law, the provisions hereof and the obligations of the parties hereunder shall be enforceable in a court of equity, or other tribunal with jurisdiction, by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith.

Section 7.15 Further Assurances. Subject to the provisions hereof, the parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby. Subject to the provisions hereof, each party shall, in connection with entering into this Agreement, performing its obligations hereunder and taking any and all actions relating hereto, comply with all applicable laws, regulations, orders and decrees, obtain all required consents and approvals and make all required filings with any governmental authority (including any regulatory or administrative agency, commission or similar authority) and promptly provide the other party with all such information as it may reasonably request in order to be able to comply with the provisions of this sentence.

Section 7.16 Setoff. All payments to be made by any party under this Agreement shall be made without setoff, counterclaim or withholding, all of which are expressly waived.

Section 7.17 Expenses. Except as specifically provided in this Agreement, each party agrees to pay its own costs and expenses resulting from the fulfillment of its respective obligations hereunder.

Section 7.18 Rules of Construction. Any ambiguities shall be resolved without regard to which party drafted the Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date above written.

QUESTAR CORPORATION,
a Utah corporation

By: /s/ Keith O. Rattie
Name:	Keith O. Rattie
Title:	Chairman, President and Chief Executive
Officer

QEP RESOURCES, INC., a Delaware corporation

By: /s/ Charles B. Stanley
Name:	Charles B. Stanley
Title:	President and Chief Executive Officer

S-1